Exhibit 99.1

Clearmind Medicine Appoints Mary-Elizabeth Gifford as Chief of Global Impact to Advance US Partnerships and Governmental Engagement

Vancouver, Canada, Oct. 27, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogens-derived therapeutics to solve major under-treated health problems, today announced the appointment of Mary-Elizabeth Gifford as Chief of Global Impact. In this role, Gifford will lead efforts to strengthen Clearmind’s US partnerships, governmental and regulatory advocacy, and strategic alliances in Washington, D.C. and New York, bridging research, regulation, and patient care to accelerate the advancement of innovative psychedelic medicines.

Prior to joining Clearmind, Gifford served as Chief of Global Impact at Psyence BioMed, a Nasdaq-listed biopharmaceutical company focused on nature-derived psychedelic medicine. She joined Psyence in 2020 from the Center for Mind-Body Medicine, a Washington, D.C.-based non-profit, where she led public policy.

“We are thrilled to welcome Mary-Elizabeth Gifford to Clearmind Medicine,” said Dr. Adi Zuloff-Shani, PhD, CEO of Clearmind Medicine. “Her unparalleled expertise in psychedelic policies and regulatory landscapes, and longstanding collaborations with leading government officials, policy makers and investors oriented to this space, will be instrumental in advancing our US partnerships and positioning Clearmind as a leader in ethical, patient-centered psychedelic therapeutics.”

Gifford, commented, “It’s an honor to join Clearmind Medicine, a psychedelic biopharma distinguished by its IP portfolio of 31 granted patents. With clinical trials underway at both Yale School of Medicine and Johns Hopkins University School of Medicine as well as Hadassah University Medical Center in Jerusalem, and its Scientific Advisory Board that includes faculty physicians from Harvard, Yale, and the University of Pennsylvania, Clearmind aims to set the industry standard for scientific rigor and integrity.” She continued, “I bring deep appreciation for the innovative Clearmind leadership team and for CEO Dr. Zuloff-Shani, whose entrepreneurial achievements at the intersection of medicine, commerce, and science to alleviate human suffering is inspiring.”

Gifford serves pro bono as chair of the non-profit Global Wellness Institute’s Psychedelics & Healing Initiative, whose honorary chair is Rick Doblin, founder of MAPS, the Multidisciplinary Association for Psychedelic Studies. A trusted voice for mental health and psychedelic medicine on Capitol Hill and elsewhere, she was named a “Psychedelic Titan,” one of “the psychedelic industry’s most influential and impactful individuals,” by the news site Microdose. Spirituality & Health Magazine describes Gifford as “the most quietly influential woman working in psychedelics today.”

In May of 2025, Gifford chaired the steering committee for the inaugural Federal Psychedelic Summit, held at the National Press Club in Washington. She addressed the topic of psychedelic business ethics and “Profit with Purpose” at Psychedelic Science 2025 in Denver. She is active with the Johns Hopkins Psychedelic Ethics group and is a member of the Institute of Medical Ethics. In July of 2025, Mary-Elizabeth became the sole biopharma executive selected to study alongside leading attorneys, physicians, researchers and government officials at Harvard Law School ’s psychedelic policy and law immersion program. A graduate of Brown University, she also had a post-graduate year studying the History of Mind-Body Medicine at Harvard.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses it discusses accelerating the advancement of innovative psychedelic medicines, advancing its US partnerships and positioning Clearmind as a leader in ethical, patient-centered psychedelic therapeutics. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.